UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.

(Translation of registrant’s name into English)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto as Exhibit 99.1 is a press release dated November 13, 2018 of Global Ship Lease, Inc. (the “Company”) announcing a NYSE notification regarding compliance with its minimum price requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
Name: Ian J. Webber
Title: Chief Executive Officer

Exhibit 99.1

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Receives Continued Listing Notice from NYSE

LONDON, November 13, 2018 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, today announced that the Company has been notified by the New York Stock Exchange (“NYSE”) that the average closing price of the Company’s common shares over a period of 30 consecutive trading days had fallen below the minimum required level of US$1.00 per share. This notification initiated a six-month period during which the Company can cure the deficiency by maintaining a common share price on both the last trading day of any calendar month and an average share price over the 30 trading days preceding the end of that month of at least US$1.00. The Company will notify the NYSE of its intent to cure the deficiency.

During the prescribed cure period, the Company’s common shares will continue to be traded on the NYSE under the symbol “GSL,” with an added designation of “.BC” until such time as the price deficiency is cured. The notification does not affect the ongoing business of Global Ship Lease or its U.S. Securities and Exchange Commission reporting requirements.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

As of September 30, 2018, Global Ship Lease owned 19 vessels with a total capacity of 85,136 TEU and an average age, weighted by TEU capacity, of 13.7 years. All 19 vessels are fixed on time charters, 17 of which are with CMA CGM. The average remaining term of the charters at September 30, 2018 was 2.1 years or 2.4 years on a weighted basis.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.